SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: May 13, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

     Material Change Report of May 3, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: May 13, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

Form 51-102F3

Material Change Report

1.	NAME AND ADDRESS OF COMPANY

Ivanhoe Mines Ltd. (the “Company”) World Trade Centre Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

May 3, 2005

3.	NEWS RELEASE

The news release was issued on May 3, 2005 and disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

AMEC Americas Limited (“AMEC”) has prepared an updated independent resource estimate in respect of the Company’s Oyu Tolgoi (Turquoise Hill) Project in southern Mongolia (the “Oyu Tolgoi Project”). AMEC now estimates measured and indicated resources at the Oyu Tolgoi Project totalling 1.15 billion tonnes grading 1.30% copper and 0.47 grams per tonne (g/t) gold (a copper equivalent grade of 1.54%), containing 32.9 billion pounds of copper and 17.3 million ounces of gold, at a 0.60% copper equivalent cut-off. AMEC also estimates inferred resources for the Oyu Tolgoi Project of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent grade of 1.16%), containing approximately 26.2 billion pounds of copper and 8.4 million ounces of gold at a 0.60% copper equivalent cut-off.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

AMEC has prepared an updated independent resource estimate in respect of the Oyu Tolgoi Project. The estimate was prepared by AMEC under the direction of Dr. Harry Parker, Ch. P. Geol., and Dr. Stephen Juras, P.Geo., each of whom is an independent qualified person under National Instrument 43-101.

AMEC now estimates measured and indicated resources at the Oyu Tolgoi Project totalling 1.15 billion tonnes grading 1.30% copper and 0.47 g/t gold (a copper equivalent grade of 1.54%), containing 32.9 billion pounds of copper and 17.3 million ounces of gold, at a 0.60% copper equivalent cut-off. AMEC also estimates inferred resources at the Oyu Tolgoi Project of 1.16 billion tonnes grading 1.02% copper and 0.23 g/t gold (a copper equivalent

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grade of 1.16%), containing approximately 26.2 billion pounds of copper and 8.4 million ounces of gold, at a 0.60% copper equivalent cut-off.

Tables showing AMEC’s updated mineral resource estimates for the entire Oyu Tolgoi Project and for the Hugo Dummett and Southern Oyu deposits, at various copper equivalent cut-off grades, are set out in Appendix “A”.

Most of the overall increase in the copper and gold resources at the Oyu Tolgoi Project is attributable to the increased copper and gold resources estimated in the Hugo North deposit, the northern part of the Hugo Dummett deposit. AMEC now estimates indicated resources in the Hugo Dummett deposit of 582 million tonnes grading 1.89% copper and 0.41 g/t gold (a copper equivalent grade of 2.15%) at a 0.60% copper equivalent cut-off, containing approximately 24.3 billion pounds (11 million tonnes) of copper and 7.6 million ounces of gold. AMEC also estimates inferred resources in the Hugo Dummett deposit of 1.07 billion tonnes grading 1.07% copper and 0.21 g/t gold (a copper equivalent grade of 1.20%) at a 0.60% copper equivalent cut-off, containing approximately 25.2 billion pounds (11.4 million tonnes) of copper and 7.3 million ounces of gold.

Hugo North Deposit

At a 2% copper equivalent cut-off grade, AMEC estimates that the Hugo North deposit’s indicated resources total 239 million tonnes grading 3.02% copper and 0.72 g/t gold (a copper equivalent grade of 3.48%) and that the Hugo North deposit has inferred resources totalling 57 million tonnes grading 2.22% copper and 0.73 g/t gold (a copper equivalent grade of 2.69%). At the 2% copper equivalent cut-off grade, AMEC estimates that the indicated resources in the Hugo North deposit contain approximately 16 billion pounds (7.2 million tonnes) of copper and 5.6 million ounces of gold and that the inferred resources contain 2.8 billion pounds (1.3 million tonnes) of copper and 1.3 million ounces of gold.

At a 1% copper equivalent cut-off grade, AMEC estimates indicated resources in the Hugo North deposit totalling 476 million tonnes grading 2.15% copper and 0.47 g/t gold (a copper equivalent grade of 2.45%) and inferred resources totalling 392 million tonnes grading 1.27% copper and 0.38 g/t gold (a copper equivalent grade of 1.51%). At the 1% copper equivalent cut-off grade, AMEC estimates that the indicated resources in the Hugo North deposit contain approximately 22.5 billion pounds (10.2 million tonnes) of copper and 7.2 million ounces of gold and that the inferred resources contain 11 billion pounds (5 million tonnes) of copper and 4.8 million ounces of gold.

AMEC’s new resource estimate in respect of the Hugo North deposit is based on results from 156 drill holes, including daughter holes. This compares to 90 drill holes, including daughter holes, used in AMEC’s May, 2004 Hugo North resource estimate. It is estimated that the deposit has been extended more than 450 metres north as three 150-metre-spaced, east-west oriented sections have been drilled north of the 514 series of holes which defined the northern limits of the last resource update. Hole EGD006 is drilled on a section line approximately 150 additional metres to the north of these sections.

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Most of the increase in the contained copper and gold estimated within the Hugo North deposit since AMEC’s May, 2004 estimate resulted from the extension of the deposit to the north/northeast. New resources also were added by the increasing thickness of the deposit north of the 514 section to approximately 400 metres (at a 0.60% copper equivalent cut-off). In the southern portion of Hugo North, the vertical extent of the mineralization also was increased.

The Hugo North deposit has now been drilled on spacings of approximately 125-metre by 75-metre centres. This was accomplished on east-west oriented, 150-metre-spaced and selected 75-metre to 50-metre spaced infill sections using navi-drill technology to drill multiple holes from a single trunk hole. This spacing has allowed AMEC to upgrade a large portion of the resources in the deposit to the indicated classification.

Southern Oyu Deposits

A total of 584 drill holes were used in AMEC’s updated resource estimate in respect of the Southern Oyu deposits, including 45 additional drill holes since AMEC’s last resource estimate in respect of these deposits in August 2004.

AMEC’s new estimate increased the measured and indicated resources (at a 0.60% copper equivalent cut-off) in the Southern Oyu deposits by approximately 10%. Recent drilling added new resources in the Wedge and South Oyu areas, plus the Bridge and Southwest Oyu areas along the West Bounding Fault. The new drilling in the main Southwest Oyu gold zone upgraded additional indicated resources to the measured category.

For consistency with previous AMEC resource estimates, the Southern Oyu resources shown in Tables 1 and 2 in Appendix “A” are based on a global resource above cut-off grade, without the constraint of an open-pit or underground block-cave mining shape. The measured and indicated resources have been recast using an ultimate life-of-mine open-pit optimization shell (at a 0.3% copper equivalent cut-off and using US$1.00 copper and US$400 gold) produced from mine planning by GRD Minproc Limited of Australia. The measured and indicated in-pit resources summarized in Table 3 in Appendix “A” for the Southern Oyu deposits are now estimated at 917 million tonnes grading 0.50% copper and 0.36 g/t gold (copper equivalent grade of 0.73%), containing 10.2 billion pounds of copper and 10.7 million ounces gold.

Copper equivalent grades have been calculated using assumed metal prices of US$0.80/lb. for copper and US$350/oz. for gold. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries of gold and copper. The determination of an adjustment factor to account for differences in relative metallurgical recoveries between gold and copper will depend upon the completion of definitive metallurgical testing.

Resource classifications conform to CIM Standards on Mineral Resources and Reserves referred to in National Instrument 43-101. Mineral resources that are not reserves do not have demonstrated economic viability. Measured and indicated mineral resources are that part of a mineral resource for which quantity and grade can be estimated with a level of

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confidence sufficient to allow the application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. An inferred mineral resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified.

Charles Forster, P.Geo., the Company’s Turquoise Hill Manager, and Stephen Torr, the Company’s Chief Resource Geologist, qualified persons as defined by NI 43-101, supervised the preparation of the information contained in this Material Change Report. SGS Analabs Pty. Ltd. prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. the Company’s QA/QC program is monitored by independent consultant Dr Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No confidential information has been omitted from this material change report.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly A. Bartlett Ivanhoe Mines Ltd. Suite 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1 Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 13th day of May, 2005.

IVANHOE MINES LTD.

Per: “Beverly A. Bartlett” Beverly A. Bartlett Corporate Secretary

APPENDIX “A”

Table 1: Total Oyu Tolgoi Measured, Indicated and Inferred resources based on a 0.60% copper equivalent cut-off — May, 2005:

				Copper	Contained Metal
		Copper	Gold	Equiv.			Copper
Oyu Tolgoi	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Total Deposit	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Total Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Total Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Total Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
Total Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000

     Table 2: Total Oyu Tolgoi Resources based on a 0.60% copper equivalent cut-off — May, 2005:

					Contained Metal
				Copper			Copper
	Resources	Copper	Gold	Equiv.	Copper	Gold	Equiv.
Deposit	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Southern Oyu Deposits
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	465,640,000	0.62	0.43	0.89	6,360,000	6,400,000	9,150,000
Measured + Indicated	567,230,000	0.62	0.55	0.97	7,810,000	9,980,000	12,170,000
Inferred	88,500,000	0.47	0.41	0.73	920,000	1,170,000	1,430,000
Hugo Dummett Deposits
Indicated (Hugo North)	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000	27,580,000
Inferred (Hugo North and South)	1,071,620,000	1.07	0.21	1.20	25,220,000	7,310,000	28,350,000

Oyu Tolgoi Project Grand Total:
Measured	101,590,000	0.64	1.10	1.34	1,440,000	3,580,000	3,010,000
Indicated	1,047,570,000	1.33	0.42	1.59	30,610,000	14,070,000	36,740,000
Measured + Indicated	1,149,160,000	1.30	0.47	1.54	32,850,000	17,340,000	38,980,000
Inferred	1,160,120,000	1.02	0.23	1.16	26,200,000	8,400,000	29,780,000

- ii -

Table 3: Stand alone Southern Oyu Deposits resources in ultimate pit based on 0.60% and 0.30% copper equivalent cut-offs — May, 2005:

						Contained Metal
	CuEq		Copper	Gold	CuEq			Copper
	Cut-off	Resources	Grade	Grade	Grade	Copper	Gold	Equiv.
Deposit	(%)	(tonnes)	(%)	(g/t)	(%)	(‘000 lbs)	(ounces)	(‘000 lbs)
Southern Oyu Deposits
Measured	0.6	101,530,000	0.65	1.09	1.34	1,450,000	3,560,000	3,000,000
	0.3	126,560,000	0.58	0.93	1.18	1,620,000	3,780,000	3,290,000
Indicated	0.6	371,150,000	0.66	0.38	0.90	5,370,000	4,590,000	7,390,000
	0.3	790,590,000	0.49	0.27	0.66	8,540,000	6,910,000	11,560,000
Measured + Indicated	0.6	472,680,000	0.65	0.54	1.00	6,820,000	8,150,000	10,390,000
	0.3	917,150,000	0.50	0.36	0.73	10,160,000	10,700,000	14,850,000
Inferred	0.6	12,950,000	0.59	0.23	0.74	170,000	100,000	210,000
	0.3	78,240,000	0.37	0.18	0.48	630,000	450,000	830,000

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Table 4: Hugo Dummett Deposit (Combined Hugo North and Hugo South Deposits) Indicated and Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(’000 lbs)	(ozs)
Indicated Resources	3.5	113,370,000	3.74	0.92	4.33	9,350,000	3,360,000
	3.0	153,770,000	3.50	0.85	4.05	11,880,000	4,210,000
	2.5	194,010,000	3.27	0.79	3.78	14,000,000	4,930,000
	2.0	239,450,000	3.02	0.72	3.48	15,960,000	5,560,000
	1.5	321,120,000	2.64	0.62	3.03	18,680,000	6,390,000
	1.25	391,910,000	2.39	0.54	2.73	20,620,000	6,830,000
	1.0	476,300,000	2.15	0.47	2.45	22,540,000	7,210,000
	0.9	507,410,000	2.07	0.45	2.36	23,130,000	7,340,000
	0.8	535,180,000	2.00	0.43	2.28	23,600,000	7,450,000
	0.7	559,220,000	1.94	0.42	2.21	23,960,000	7,530,000
	0.6	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000
Inferred Resources	3.5	11,670,000	3.51	0.71	3.96	910,000	260,000
	3.0	25,010,000	3.19	0.59	3.56	1,760,000	470,000
	2.5	52,480,000	2.79	0.52	3.12	3,230,000	880,000
	2.0	95,920,000	2.40	0.49	2.72	5,090,000	1,530,000
	1.5	196,490,000	1.90	0.44	2.19	8,230,000	2,820,000
	1.25	359,470,000	1.59	0.35	1.81	12,570,000	4,070,000
	1.0	595,740,000	1.36	0.28	1.54	17,810,000	5,380,000
	0.9	691,750,000	1.28	0.27	1.45	19,600,000	5,880,000
	0.8	818,710,000	1.20	0.24	1.36	21,720,000	6,400,000
	0.7	954,300,000	1.13	0.23	1.27	23,750,000	6,880,000
	0.6	1,071,620,000	1.07	0.21	1.20	25,220,000	7,310,000

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Table 5: Stand alone Hugo North Deposit Indicated and Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(‘000 lbs)	(ozs)
Indicated Resources	3.5	113,370,000	3.74	0.92	4.33	9,350,000	3,360,000
	3.0	153,770,000	3.50	0.85	4.05	11,880,000	4,210,000
	2.5	194,010,000	3.27	0.79	3.78	14,000,000	4,930,000
	2.0	239,450,000	3.02	0.72	3.48	15,960,000	5,560,000
	1.5	321,120,000	2.64	0.62	3.03	18,680,000	6,390,000
	1.25	391,910,000	2.39	0.54	2.73	20,620,000	6,830,000
	1.0	476,300,000	2.15	0.47	2.45	22,540,000	7,210,000
	0.9	507,410,000	2.07	0.45	2.36	23,130,000	7,340,000
	0.8	535,180,000	2.00	0.43	2.28	23,600,000	7,450,000
	0.7	559,220,000	1.94	0.42	2.21	23,960,000	7,530,000
	0.6	581,930,000	1.89	0.41	2.15	24,250,000	7,600,000
Inferred Resources	3.5	6,230,000	3.33	1.11	4.04	460,000	220,000
	3.0	13,060,000	3.01	0.93	3.61	870,000	390,000
	2.5	29,720,000	2.61	0.78	3.11	1,710,000	750,000
	2.0	57,020,000	2.22	0.73	2.69	2,800,000	1,340,000
	1.5	126,870,000	1.73	0.62	2.13	4,840,000	2,540,000
	1.25	231,370,000	1.47	0.49	1.78	7,490,000	3,670,000
	1.0	392,150,000	1.27	0.38	1.51	10,950,000	4,790,000
	0.9	448,590,000	1.21	0.36	1.44	11,980,000	5,150,000
	0.8	500,770,000	1.16	0.34	1.38	12,820,000	5,440,000
	0.7	540,680,000	1.12	0.33	1.33	13,380,000	5,670,000
	0.6	581,290,000	1.08	0.32	1.28	13,840,000	5,920,000

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Table 6: Stand alone Hugo South Deposit Inferred Resources at various copper equivalent cut-off grades — May 2005:

			Grades			Contained Metal
Resource	Cu Eq.		Copper	Gold	Copper	Copper	Gold
Class	Cut-off (%)	Tonnes	(%)	(g/t)	Eq. (%)	(‘000 lbs)	(ozs)
Inferred Resources	3.5	5,440,000	3.71	0.25	3.87	450,000	40,000
	3.0	11,950,000	3.38	0.21	3.51	890,000	80,000
	2.5	22,760,000	3.02	0.18	3.14	1,520,000	130,000
	2.0	38,900,000	2.67	0.15	2.77	2,290,000	190,000
	1.5	69,620,000	2.21	0.12	2.29	3,390,000	280,000
	1.25	128,100,000	1.80	0.10	1.86	5,080,000	400,000
	1.0	203,590,000	1.53	0.09	1.59	6,860,000	590,000
	0.9	243,160,000	1.42	0.09	1.48	7,620,000	730,000
	0.8	317,940,000	1.27	0.09	1.33	8,900,000	960,000
	0.7	413,620,000	1.14	0.09	1.20	10,370,000	1,210,000
	0.6	490,330,000	1.05	0.09	1.11	11,380,000	1,390,000

Limited drilling has been conducted in the Hugo South Deposit since November, 2003. There are slight variations in AMEC’s May, 2005, and May, 2004, Hugo South resource estimates due to a revised definition of the separation of Hugo South and Hugo North (the north-dipping 110 degree fault). Hugo South currently has only Inferred resources due to a lack of infill drilling in this deposit.